Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Canada M5C 2Y7 Tel. 416.947-1212 Fax. 416.367-4681 Toll free 1-888-822-6714 agnico-eagle.com

VIA FACSIMILE AND EDGAR

May 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE

Washington, DC 20549-2001

Attention:                                         Chris White
Branch Chief

Re:                             Agnico-Eagle Mines Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-13422

Dear Mr. White:

We are writing to respond to the comments set forth in the comment letter, dated April 29, 2008 (the “Comment Letter”), of the Staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Form 20-F for the Fiscal Year Ended December 31, 2007 filed by Agnico-Eagle Mines Limited (the “Company”) on March 28, 2008 (the “Form 20-F”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by the Company’s responses to such comments.  Capitalized terms in the Form 20-F and used in the following response without definition shall have the meanings specified in the Form 20-F.

Form 20-F for fiscal year ended December 31, 2007

Documents on Display, page 107

1.                                      Please revise to reflect our current address - 100 F Street NE, Washington, DC 20549.

Company Response:

The Company will make the change set out above in future filings.

Summary of Significant Accounting Policies

Revenue Recognition, page 118

2.                                      We note one condition under your revenue recognition policy requires that the product has been delivered. We further note the revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold, which generally is in the period in which it is produced. Please clarify your policy to specifically state if delivery must occur in order to recognize revenue for the gold and silver bars.

Company Response:

The Company concurs with Staff that additional disclosure regarding the Company’s revenue recognition policy would be helpful to investors.  Revenue in respect of sales of gold and silver dore bars is recognized upon delivery.  Accordingly, in future filings the Company will clarify the disclosure regarding its revenue recognition policy to specifically state that delivery of the gold and silver dore bars must occur in order for the Company to recognize the associated revenue.

Note 9. Acquisitions

Cumberland Resources. Ltd., page 138

3.                                      We note your acquisition of Cumberland Resources, Ltd for a total purchase price of $577.0 million, and the fair value of $736.2 million assigned to its mining properties. Tell us and disclose how you determined the fair values of assets acquired, including mining properties, under the guidance of paragraph 37 of SFAS No. 141. Further, tell us how you considered EITF No. 04-3 in your accounting for this acquisition and explain how you determined that no value should be allocated to goodwill.

Company Response:

We note that at the time of the Company’s acquisition of Cumberland Resources Ltd. (“Cumberland”), Cumberland was considered to be a development stage company under FAS 7 and, accordingly, the guidance provided by paragraph 6 of EITF 98-3 applied (i.e., “…if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not be a business.”) as referenced by footnote four of FAS 141.09.  As a result, the Company considered the acquisition of Cumberland to be an asset acquisition and thus no goodwill was recorded in respect of the transaction.  The Company did determine the recorded amounts of each identified asset and liability following the guidance provided by FAS 141.37.

Of the $577.0 million purchase price for Cumberland, the Company allocated $81.7 million to net working capital, $40.2 million to plant and equipment and $(1.4) million to other net liabilities based on the Cumberland’s closing balance sheet as of the date of the acquisition of Cumberland by the Company.  The $736.2 million that the Company allocated to mineral properties is the sum of the remainder of the $577.0 million purchase price, or $456.4 million, plus the future income tax liability of $279.8 million resulting from the mineral property gross-up.  The Company respectfully submits that such allocations of the purchase price were made in accordance with SFAS No. 141 and that the identified assets included the Value Beyond Proven & Probable reserves in accordance with the guidance provided by EITF 04-3.

Note 11. Related Party Transactions, page 139

4.                                      Please expand your footnote to more fully explain and quantify the amounts recorded as “Interest and sundry income” on your Consolidated Statements of Income and Comprehensive Income.

Company Response:

In future filings, the Company will revise the disclosure in the “Related Party Transactions” note to quantify total interest received from the related party Stornoway Diamond Corporation (“Stornoway”).  For your information, during 2007, the total value of interest payments received from Stornoway was $950,000.

Engineering comments:

Zone 20 South, page 26

5.                                      You describe the tonnage and grade of your mineral reserves for the zone 20 south area, however you do not list these reserves on your reserve tables on page 52. Please clarify whether the zone 20 south area is also a subset of your LaRonde property reserves as you did with the zone 20 north areas.

Company Response:

The mineral reserves set out on page 26 of the Form 20-F as being located in Zone 20 South are all located on the LaRonde property which, together with the El Coco and Terrex properties, comprise the LaRonde Mine.  The Company notes that the section of the Form 20-F that contains this disclosure of Zone 20 South mineral reserves is set out under the caption “Property, Plant and Equipment – Quebec Region – LaRonde Mine – Geology and Diamond Drilling”.  However, to clarify that these mineral reserves are included in the total mineral reserve quantities disclosed in respect of the LaRonde Mine elsewhere in the Form 20-F, if similar disclosure regarding the mineral reserves on Zone 20 South is included in future filings, the Company will clarify that such mineral reserves are included in the mineral reserves in respect of the entire LaRonde Mine by including a statement to the effect of “[t]he mineral reserves and resources referred to in respect of Zone 20 South are included in the mineral reserve and resource quantities disclosed in respect of the LaRonde Mine as a whole”.

Bousquete and Ellison Properties, page 31

6.                                      We note you describe the tonnage and grade of Bousquete and Ellison properties on page 32, however you do not list these properties with your other mineral disclosures found on page 56. Please clarify whether the mineral estimates for the Bousquete and Ellison properties are included with the LaRonde property with a footnote to your tables or include these disclosures separately in your summary.

Company Response:

The mineral resource estimates for the Bousquet and Ellison properties set out on page 32 of the Form 20-F are not included in the mineral resource estimates disclosed in respect of the LaRonde Mine on page 54 of the Form 20-F (or elsewhere).  The Company respectfully submits that its disclosure in this regard does not require further clarification.  The scope of the LaRonde Mine is set out on page 21 of the Form 20-F as consisting of “…the LaRonde property, and the adjacent El Coco and Terrex properties, each of which is 100% owned by the Company.”  The disclosure in respect of the mineral resources on the Bousquet and Ellison properties on page 32 is set out under a separate section of the Form 20-F than the disclosure in respect of the LaRonde Mine, specifically under the caption “Property, Plant and Equipment – Quebec Region – Bousquet and Ellison Properties”.

The Company notes that one of the functions of the disclosure in respect of its mine and various mineral projects that begins on page 54 of the Form 20-F is to include information required under applicable Canadian securities law in respect of mineral projects on properties material to the Company.  Given the limited mineral resource reported in respect of the Bousquet and Ellison properties (including the fact that neither property currently contains any mineral reserves), the Company does not consider that the either of the Bousquet or Ellison properties is material to the Company.  Accordingly, the Company is not required to include the additional disclosure mandated by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects in respect of these properties.  The Company respectfully submits that including separate disclosure of this nature in respect of the Bousquet and Ellison properties may place undue emphasis on these properties, which the Company believes at this time have limited prospects for further commercial exploitation.

LaRonde Mine Mineral Reserve and Resource, page 54

7.                                      We note that silver, copper, and zinc are significant byproducts of your mining operations and the sale of these concentrates contributes significantly to your profitability. Please include the reserve grade of these metals when you disclose your reserve and mineral estimates for your properties. A table of your reserves and mineral estimates, similar to your website would be very helpful.

Company Response:

The Company concurs with Staff that including the grades of byproduct metals in its mineral reserves at the LaRonde Mine would be helpful disclosure for readers of the Form 20-F.  The Company respectfully refers Staff to the disclosure of historical recoveries of the Company’s byproducts at the LaRonde Mine in various parts of the Form 20-F (for example, see the table page 23 and footnote 1 to the table under the caption “LaRonde Mine Mineral Reserve and Resource” on page 54) and the silver content of its mineral reserves and resources at the Pinos Altos mine project (see page 43 under the caption “Pinos Altos Mine Project” and footnote 2 to the table under the caption “Pinos Altos Mineral Reserve and Resource” on page 57 (the “Pinos Altos Byproduct Disclosure”)).  None of the Company’s material mineral projects other than the LaRonde Mine and the Pinos Altos mine project has significant levels of byproduct mineralization.  In future filings, the Company will include additional footnote disclosure to the LaRonde Mine Mineral Reserve and Mineral Resource table regarding byproduct mineralization in the mineral reserves and resources at the LaRonde Mine similar to that in the Pinos Altos Byproduct Disclosure.

The Company notes that a table setting out proven and probable mineral reserves for each of the Company’s properties that have mineral reserves is set out on page 52 of the Form 20-F.  The Company respectfully submits that additional disclosure regarding byproduct content of mineral reserves in such table would detract from the primary purpose of the table, that is, to reconcile the disclosure of mineral reserves under applicable U.S. and Canadian rules (though, we note that this year, there were no such differences).

Closing Comment

The Company acknowledges that:

(i)                                     the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(ii)                                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)                               the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 847-3708.

Sincerely,

/s/ David Garofalo
David Garofalo
Senior Vice President, Finance
and Chief Financial Officer

cc:                                 Bob Carroll
                                                Securities and Exchange Commission

                                                Sandy Eisen

                                                Securities and Exchange Commission